Exhibit 99.1

Virgin America Taps Points International to
Power Frequent Flyer Options for Elevate Members

Elevate Members Gain Ability to Buy, Transfer and Gift Points on Virgin America’s Web site

TORONTO (April 26, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty program management Web site, www.Points.com, has added Virgin America’s Elevate frequent flyer program to its Points Partner Network. The 1.3 million members of the airline’s Elevate frequent flyer program now have the option to buy points for themselves, transfer points from one member to another, or gift points to other members via Points’ industry-leading miles and points purchase platform.

“Partnering with Points International seemed like a natural step for Virgin America as we continue to seek out ways to give all of our members even more options,” said Porter Gale, Vice President of Marketing at Virgin America. “Points International’s platform offers a wide range of options allowing our members more flexibility in how they accrue, earn and spend their points.”

Virgin America, which officially initiated its partnership with Points.com on April 26, joins existing Points International partners including Alaska Airlines Mileage Plan, Air France KLM Flying Blue, American Airlines AAdvantage®, Delta SkyMiles®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, JetBlue TrueBlue, Midwest Airlines’ Midwest Miles, US Airways® Dividend Miles®, Starwood Preferred Guest® and InterContinental’s Priority Club® Rewards.

“This partnership gives Virgin America Elevate members added flexibility and greater utility in the way they choose to utilize their frequent flyer points, said Rob MacLean, CEO of Points International Ltd. “Teaming up with Points International continues Virgin America’s explosive growth rate within the domestic travel industry.”

Points International will take a lead role in the integration of the buy, gift and transfer options now available to members of the Elevate frequent flyer service. The integration creates a straightforward and seamless member experience.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor), become a Facebook (www.points.com/facebook) fan or track your balances in iGoogle.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Points.com Announces Addition of Virgin America’s Elevate Program to GPX, page 2

About Virgin America

Virgin America is one of the fastest growing start-up U.S. airlines of all time. The airline’s new aircraft offer interactive in-flight entertainment systems and power outlets at seat for electronic gear. Virgin America offers in-flight internet on every flight and hosts the largest in-flight entertainment library in the U.S. skies via its touch-screen Red™ system. The airline was named “Best Domestic Airline” in the Condé Nast Traveler 2008 and 2009 Readers’ Choice Awards and in Travel + Leisure’s 2008 and 2009 World’s Best Awards. Virgin America has flown +6.2 million guests since its inaugural flights in August 2007 and now counts 1.2 million Elevate loyalty program members. For more: www.virginamerica.com.

EDITORS NOTE: Virgin America is a U.S.-controlled, owned and operated airline. It is an entirely separate company from Virgin Atlantic. Sir Richard Branson’s Virgin Group is a minority share investor in Virgin America.

# # #

For more information contact:

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:
Rob MacLean
CEO, Points International
T. 416.596.6390 E. rob.maclean@points.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com